Transcript of Hero Video on Wefunder Page

Kyle Hausman Stokes - Writer/Director of MY DEAD FRIEND ZOE Speaking

My name is Kyle Housman Stokes. I'm a army combat veteran of Iraq. And the writer director of my dead friend Zoe just wanted to take a minute to talk about why this project is unique and my personal connection to it, even though this film, my dead friend Zoe is a narrative feature that uses a lot of humor and levity. It's actually based on my own personal experience with PTSD, specifically survivors guilt when I got back to my Iraq in 2008. And the journey I went on and the people I met along the way that helped me to finally make peace with it. I want to start by saying a few things that this film is not, it's not a war film, it's not some members only just for veterans kind of thing. And it's definitely not heavy handed or melodramatic. Like so many cliche veteran and military films. It's a drama comedy. It's a buddy film. And at its core, it really asks this question for our loved ones that we have lost. How would they want us to mourn them? And for how long. A quick bit about my background, joined the army after high school. My grandfather was my biggest inspiration. Retired from the army. I always looked up to him growing up. He's a big inspiration and a big aspect of this film when I joined the military. It's a little bit more interesting. It was one month before 9 11 that I enlisted, so not the best timing. And I just had no idea that a few years later, I would be a staff sergeant leading convoys in Iraq to just about every corner of that country. Yes, it was some of the most difficult trying times in my entire life. But it was also some of the best. Oddly, and I think that comes back to the friendships that make while you're in service. It really is true what they say about the person to the left and the right. I think there's just something about the bond that's forged in a war that just really, it's hard to find that anywhere else in life. At least for me it was, and that's why for so many of us veterans when we lose a battle buddy. That's why it's so hard and especially, that's why it's so hard to, to move on. That's the other major aspect of this film, this question of, you know, is moving on the same as forgetting on its surface, I think obviously. No. Right. But it doesn't always feel that way, especially when you're in it and when I got back and I was just trying to be a college kid again. I couldn't, you know, I felt like such an outsider I didn't fit in, couldn't relate to other people and I definitely didn't feel like they could relate to what I was going through. And it wasn't until this Vietnam veteran saw me in the waiting room of a VA and I was in a bad way and he'd been there himself. I actually made a short film about this. It was my very first ever student film. He took me almost by the scruff of my neck and helped me to realize, like, look the way that you honor the people that you've lost. It's not by holding on to sadness and grief. The way you honor your dead bodies is by living your best life, right? The pursuit of happiness and looking for places to laugh. That's what they'd want for us. One of the special things about this film and why I think I'm the person to tell this story for the past decade. I've been working extensively in the mental health space. And as a filmmaker, I've been telling all different types of veterans stories in a lot of different mediums. I got my start writing and directing PSAs for the Department of Veterans Affairs about mental health, PTSD, homelessness, military sexual trauma. Also some narrative pieces that were intended for v clinicians to kind of better understand veterans, the people that they themselves are serving that led to other P SAS for other nonprofits, some of which use levity and humor, which I found to be very effective. And that's a big part of why I'm integrating into my dead friend Zoe that led to creating national TV ads for major brands, also some video content for various branches of the military. One piece in particular, I'm especially proud of is a short film I wrote and directed starring all real military veterans that went viral and received 35 million views in just four days. But most relevant to this particular project was a campaign I directed for the VA called Make the Connection. We over the course of four years traveled to every major city in the US and I conducted hundreds of interviews specifically talking about their experiences with trauma and PTSD, but also how I got past it. Another thing that's kept me in touch with and sensitive to the experience of so many different types of veterans as an organization called V M E Veterans and media and Entertainment. I co founded the organization in 2012 with another veteran back then. It was just the two of us in the basement of a Hollywood American Legion, but fast forward almost a decade later. And V M E has literally thousands of members primarily in Los Angeles, also in New York. But all across the country, one thing that V M E has really helped me to realize is that I'm not alone in my desire to see a different kind of veteran film. There's an, a type for something like my dead friend Zoe. And that's also why I'm confident that once it's out, it's really gonna make waves. So how is this film based on real people and real experiences? The protagonist Merritt is based on myself, but also she's an amalgamation of, you know, the hundreds of veterans that I interviewed. The journey that she goes on really mirrors my own. And it really kind of mirrors the tapestry of experiences that I encountered out there on the road. The character of Zoe Merit's best friend in the film is based off one of my favorite soldiers named Ramirez Jimenez. RJ lost his battle with suicide a few years ago, but he was literally one of the best soldiers you could, could hope to have. He literally never complained no matter what the situation was and he was, he was so witty and so funny. He was also a troublemaker and mischief, but he was that kind of person that you would want to have on your six or in the gun truck with you. And in a lot of ways, the film is dedicated to RJ. The character of Grandpa, a Vietnam veteran is inspired by my own grandfather who retired from 22 years in the army. He did two tours in Vietnam after I got back from Iraq and we started to compare experiences when he got back, he had to change out of his uniform in the airport bathroom. We know those stories. The Vietnam veterans that got spit on and were shunned by the country that sent them there for my generation of veterans. When I came back, you know, they shot fire hoses over the jetway and I'm signing autographs for kids and, you know, we get discounts at Applebee's seeing that through my grandpa's eyes and seeing that through so many Vietnam veterans eyes that I've met. I think there's, there's, there's a lot to be explored there. A lot of very talented military veteran filmmakers working in lots of different aspects of the entertainment industry, gave a lot of notes and a ton of feedback on the script. They come from a variety of backgrounds, both in the military and in their own lives. I think their diversity of perspectives is going to be essential for keeping the film grounded and authentic. So in closing, I think one thing all Americans can agree on is their support for veterans. We veterans don't often get a chance to tell our own stories. And I think we're just more interesting and vulnerable and funny. And you get to see us being in these one dimensional action or melodrama films, ask any veteran, they will tell you humor is our love language and we can find it funny in just about anything. That's what it comes back to for me learning to laugh again, learning that it was ok for me to move on is really how I finally made peace with my PTSD. And I think that's a message and a story worth telling. Thank you.